June 12, 2007

Via Facsimile and EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

FOIA Confidential Treatment Requested by Watson Pharmaceuticals, Inc.

Re:     Watson Pharmaceuticals Inc.
File:      #001-13305
Your letter of June 5, 2007

Dear Mr. Rosenberg:

This letter is to confirm my conversation this morning with Ms. Sasha Parikh concerning the timing of our response to your letter dated June 5, 2007.  We advised your office this morning, and your office acknowledged, that the Company intends to provide a substantive response to your letter on or before July 2, 2007.

Sincerely,

Watson Pharmaceuticals, Inc.

/s/ R. Todd Joyce

R. Todd Joyce
Vice President, Corporate Controller and Treasurer

cc:	Woody Anderson (PricewaterhouseCoopers LLP)
Sasha Parikh